

March 19, 2014

Via E-Mail
Peter Swinburn
Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, CO 80202

      **Re:    Molson Coors Brewing Company**
              **Form 10-K for the Year Ended December 31, 2013**
              **Filed February 14, 2014**
              **File No. 001-14829**

Dear Mr. Swinburn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
2013 Financial Highlights, page 28

1.    We note your results of operations discussion starting on page 30 discloses numerous Non-GAAP measures such as underlying EBITDA, underlying net income attributable to MCBC from continuing operations, underlying pre-tax income/loss, underlying effective tax rate and underlying Free Cash Flow. Please tell us how you considered the following disclosure requirements of Item 10(e) of Regulation S-K for non-GAAP measures:

- A statement disclosing the reasons why management believes the presentation of these non-GAAP measures provides useful information to investors regarding the registrant's financial condition and results of operations;

- A statement disclosing the additional purposes, if any, for which management uses these non-GAAP measures; and

- Disclosure addressing whether the presentation of these non-GAAP measures is balanced and provides equal or greater prominence, of the most directly comparable GAAP measure.

Please also provide us draft disclosures to be included in future filings.

2. We note from page 32 that you present a reconciliation of "underlying EBITDA," a non-GAAP financial measure to its nearest U.S. GAAP measure. We also note you provide a footnote (1) to explain the adjustments of $194.9 million, $216.9 million and $24.5 million for fiscal years 2013, 2012 and 2011, respectively. Please clearly describe the components of these adjustments and how these adjustments reconcile to the adjustments in the table on page 30 and explain the reasons for these adjustments. Please provide us draft disclosure to be included in future filings.

Notes to Consolidated Financial Statements, page 76
8. Special Items, page 101

3. Please expand your policy to disclose how you determine which type(s) of income and expense items are considered to be "special items." Please tell us in detail why the impairment-related losses or fees on termination of significant operating agreement are considered not indicative of your core operations.

12. Goodwill and Intangible Assets, page 106
Reporting Units and Goodwill, page 108

4. We note that your Europe and Canada reporting units were at risk of failing step one of the goodwill impairment test. We also note from page 86 that both the Europe and Canada reporting units are also your reportable segments. Please address the following:

- We note on page 86 that reporting segments are based on the key geographic regions in which you operate. Please clarify whether there are components within those geographic regions that would be considered operating segments under ASC 350-20-35-34.

- We note that you have combined the U.K., Ireland and Central Europe organizations into a single reporting unit during 2013. Please explain your re-evaluation and provide us with your analysis which resulted in the aggregation of your Europe reporting unit during the first quarter of 2013; and

- Tell us how you determined your reporting units (e.g. operating segments or one level below an operating segment) as defined by ASC 350-20-35-33 through 35-38 for the purposes of goodwill impairment testing.

To the extent you aggregate operating segments into a reportable segment, please provide us draft disclosure to be included in future filings to disclose your operating segments and describe your reasons for aggregation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining